Exhibit 99.1

Melco Announces Unaudited Second Quarter 2023 Earnings

MACAU, Aug. 01, 2023 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2023.

Total operating revenues for the second quarter of 2023 were US$947.9 million, representing an increase of approximately 220% from US$296.1 million for the comparable period in 2022. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations primarily due to the relaxation of COVID-19 related restrictions in Macau in January 2023, the openings of Studio City Phase 2’s Epic Tower and indoor waterpark in April 2023, as well as the launch of residency concerts at Studio City in the same month.

Operating income for the second quarter of 2023 was US$64.3 million, compared with operating loss of US$209.2 million in the second quarter of 2022.

Melco generated Adjusted Property EBITDA(1) of US$267.3 million in the second quarter of 2023, compared with negative Adjusted Property EBITDA of US$13.8 million in the second quarter of 2022.

Net loss attributable to Melco Resorts & Entertainment Limited for the second quarter of 2023 was US$23.4 million, or US$0.05 per ADS, compared with US$251.5 million, or US$0.53 per ADS, in the second quarter of 2022. The net loss attributable to noncontrolling interests was US$27.7 million and US$43.2 million during the second quarters of 2023 and 2022, respectively, all of which were related to Studio City, City of Dreams Manila, and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “The strength of our Macau recovery is evident in the 43% increase in gross gaming revenue in the second quarter of 2023 compared to the first quarter of 2023. We’ve seen mass drop increase month-to-month and turnover in our premium direct VIP segment continued to exceed 2019 during the second quarter.

“Labor supply issues in Macau have been largely resolved. We have been able to provide our customers with Melco’s full suite of services and amenities. We expect to add another 560 hotel rooms to our portfolio with the opening of W Macau at Studio City in September and are well positioned to support the continuing increase of customers in Macau.

“The mass segment is also leading the recovery in the Philippines, continuing to outperform 2019 in the second quarter of 2023. And in Cyprus, we opened City of Dreams Mediterranean to the public in July after a successful soft opening in June, and we’re excited for its prospects as we ramp up our operations.

“Environmental sustainability is built into the core of our business and embedded in our operations. Examples of this include the sophisticated water filtration system installed in our waterpark at Studio City to reduce water consumption and improve water reuse and meticulously-designed sustainable packaging and amenities that are free of single-use plastics. We are also continuing our work towards achieving BREEAM certifications for Studio City Phase 2 and City of Dreams Mediterranean following the construction completion of these properties.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at City of Dreams were US$506.2 million, compared with US$97.3 million in the second quarter of 2022. City of Dreams generated Adjusted EBITDA of US$161.2 million in the second quarter of 2023, compared with negative Adjusted EBITDA of US$28.5 million in the second quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non- gaming operations.

Rolling chip volume was US$5.76 billion for the second quarter of 2023 versus US$748.1 million in the second quarter of 2022. The rolling chip win rate was 2.88% in the second quarter of 2023 versus 2.57% in the second quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1.24 billion in the second quarter of 2023, compared with US$209.1 million in the second quarter of 2022. The mass market table games hold percentage was 32.0% in the second quarter of 2023, compared with 33.0% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$771.5 million, compared with US$217.1 million in the second quarter of 2022. The gaming machine win rate was 2.8% in the second quarter of 2023 versus 2.7% in the second quarter of 2022.

Total non-gaming revenue at City of Dreams in the second quarter of 2023 was US$68.9 million, compared with US$24.3 million in the second quarter of 2022.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at Altira Macau were US$29.3 million, compared with US$7.2 million in the second quarter of 2022. Altira Macau generated Adjusted EBITDA of US$4.3 million in the second quarter of 2023, compared with negative Adjusted EBITDA of US$11.3 million in the second quarter of 2022. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

In the mass market table games segment, drop was US$116.6 million in the second quarter of 2023 versus US$29.3 million in the second quarter of 2022. The mass market table games hold percentage was 24.2% in the second quarter of 2023, compared with 17.5% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$82.0 million, compared with US$41.5 million in the second quarter of 2022. The gaming machine win rate was 3.3% in the second quarter of 2023 versus 4.2% in the second quarter of 2022.

Total non-gaming revenue at Altira Macau in the second quarter of 2023 was US$4.9 million, compared with US$1.9 million in the second quarter of 2022.

Mocha and Other Second Quarter Results

Total operating revenues from Mocha and Other were US$28.8 million in the second quarter of 2023, compared with US$17.0 million in the second quarter of 2022. Mocha and Other generated Adjusted EBITDA of US$6.7 million in the second quarter of 2023, compared with Adjusted EBITDA of US$2.5 million in the second quarter of 2022.

Mass market table games drop was US$41.4 million in the second quarter of 2023 versus US$0.4 million in the second quarter of 2022. The mass market table games hold percentage was 18.2% in the second quarter of 2023 versus 26.9% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$502.8 million, compared with US$406.8 million in the second quarter of 2022. The gaming machine win rate was 4.5% in the second quarter of 2023 versus 4.2% in the second quarter of 2022.

Studio City Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at Studio City were US$236.0 million, compared with US$35.9 million in the second quarter of 2022. Studio City generated Adjusted EBITDA of US$41.1 million in the second quarter of 2023, compared with negative Adjusted EBITDA of US$31.1 million in the second quarter of 2022. The year-over- year increase in Adjusted EBITDA was primarily a result of better performance in the mass market table games segment and non-gaming operations.

Studio City’s rolling chip volume was US$789.5 million in the second quarter of 2023 versus US$104.1 million in the second quarter of 2022. The rolling chip win rate was 1.43% in the second quarter of 2023 versus 5.33% in the second quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$716.6 million in the second quarter of 2023, compared with US$93.2 million in the second quarter of 2022. The mass market table games hold percentage was 25.5% in the second quarter of 2023, compared with 25.7% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$595.4 million, compared with US$201.7 million in the second quarter of 2022. The gaming machine win rate was 3.4% in the second quarter of 2023, compared with 2.5% in the second quarter of 2022.

Total non-gaming revenue at Studio City in the second quarter of 2023 was US$74.3 million, compared with US$8.3 million in the second quarter of 2022.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2023, total operating revenues at City of Dreams Manila were US$116.4 million, compared with US$111.7 million in the second quarter of 2022. City of Dreams Manila generated Adjusted EBITDA of US$47.0 million in the second quarter of 2023, compared with Adjusted EBITDA of US$49.0 million in the comparable period of 2022.

City of Dreams Manila’s rolling chip volume was US$520.2 million in the second quarter of 2023 versus US$771.3 million in the second quarter of 2022. The rolling chip win rate was 3.10% in the second quarter of 2023 versus 2.95% in the second quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$194.5 million in the second quarter of 2023, compared with US$178.4 million in the second quarter of 2022. The mass market table games hold percentage was 31.3% in the second quarter of 2023, compared with 29.0% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$1.01 billion, compared with US$925.6 million in the second quarter of 2022. The gaming machine win rate was 4.8% in the second quarter of 2023 versus 5.3% in the second quarter of 2022.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2023 was US$28.7 million, compared with US$27.3 million in the second quarter of 2022.

City of Dreams Mediterranean and Other Second Quarter Results

City of Dreams Mediterranean officially opened to the public on July 10, 2023, after a soft opening in June. The Company continues to operate three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean (collectively, the “Cyprus Casinos”).

Total operating revenues at the Cyprus Casinos for the quarter ended June 30, 2023 were US$30.9 million, compared with US$21.7 million in the second quarter of 2022. The Cyprus Casinos generated Adjusted EBITDA of US$6.9 million in the second quarter of 2023, compared with Adjusted EBITDA of US$5.6 million in the second quarter of 2022. The year-over- year increase in Adjusted EBITDA was primarily a result of better performance in the mass market segment.

Rolling chip volume was US$0.1 million in both the second quarters of 2023 and 2022. The rolling chip win rate was 2.52% in the second quarter of 2023, compared with negative 6.12% in the second quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$47.0 million in the second quarter of 2023, compared with US$31.4 million in the second quarter of 2022. The mass market table games hold percentage was 21.9% in the second quarter of 2023, compared with 19.5% in the second quarter of 2022.

Gaming machine handle for the second quarter of 2023 was US$391.7 million, compared with US$315.9 million in the second quarter of 2022. The gaming machine win rate was 5.1% in the second quarter of 2023 versus 5.0% in the second quarter of 2022.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the second quarter of 2023 was US$1.9 million, compared with US$0.1 million in the second quarter of 2022.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2023 were US$116.5 million, which mainly included interest expenses of US$123.5 million, net of amounts capitalized, partially offset by interest income of US$5.0 million.

Depreciation and amortization costs of US$136.5 million were recorded in the second quarter of 2023, of which US$5.7 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2023 referred to above is US$12.1 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated August 1, 2023 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2023 aggregated to US$1.56 billion, including US$124.7 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.87 billion at the end of the second quarter of 2023. Available liquidity, including cash and undrawn revolving credit facilities, as of June 30, 2023, was US$2.17 billion.

Capital expenditures for the second quarter of 2023 were US$78.0 million, which primarily related to the construction project at City of Dreams Mediterranean and enhancement projects at City of Dreams Manila.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2023 financial results on Tuesday, August 1, 2023 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BI66e01654ebf54126b9992e1ff55e07de

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward- looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre- opening costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs and property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www. melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Operating revenues:
Casino	$768,450	$231,893	$1,367,450	$626,968
Rooms	80,075	26,792	138,663	63,301
Food and beverage	46,543	19,937	83,298	44,265
Entertainment, retail and other	52,871	17,485	75,008	36,518

Total operating revenues	947,939	296,107	1,664,419	771,052

Operating costs and expenses:
Casino	(505,581)	(204,403)	(904,450)	(511,786)
Rooms	(19,871)	(11,230)	(34,222)	(24,194)
Food and beverage	(35,904)	(19,991)	(63,418)	(43,812)
Entertainment, retail and other	(36,540)	(5,703)	(42,566)	(11,691)
General and administrative	(118,325)	(102,441)	(228,329)	(203,664)
Payments to the Philippine Parties	(9,311)	(11,246)	(22,659)	(18,461)
Pre-opening costs	(17,148)	(3,247)	(30,260)	(5,602)
Amortization of gaming subconcession	—	(12,834)	—	(27,088)
Amortization of land use rights	(5,660)	(5,655)	(11,318)	(11,337)
Depreciation and amortization	(130,869)	(118,237)	(246,670)	(239,593)
Property charges and other	(4,445)	(10,298)	(15,887)	(18,899)

Total operating costs and expenses	(883,654)	(505,285)	(1,599,779)	(1,116,127)

Operating income (loss)	64,285	(209,178)	64,640	(345,075)

Non-operating income (expenses):
Interest income	4,979	7,221	11,773	8,211
Interest expenses, net of amounts capitalized	(123,511)	(91,221)	(232,469)	(178,308)
Other financing costs	(990)	(2,341)	(1,924)	(3,684)
Foreign exchange gains, net	2,360	584	1,541	3,362
Other income, net	658	880	1,318	1,568

Total non-operating expenses, net	(116,504)	(84,877)	(219,761)	(168,851)

Loss before income tax	(52,219)	(294,055)	(155,121)	(513,926)
Income tax benefit (expense)	1,075	(617)	3,316	(2,590)

Net loss	(51,144)	(294,672)	(151,805)	(516,516)
Net loss attributable to noncontrolling interests	27,703	43,213	47,076	81,773

Net loss attributable to Melco Resorts & Entertainment Limited	$(23,441)	$(251,459)	$(104,729)	$(434,743)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.018)	$(0.177)	$(0.079)	$(0.306)

Diluted	$(0.018)	$(0.177)	$(0.079)	$(0.306)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.054)	$(0.531)	$(0.238)	$(0.917)

Diluted	$(0.054)	$(0.531)	$(0.238)	$(0.919)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,310,358,237	1,421,443,946	1,317,994,836	1,421,807,507

Diluted	1,310,358,237	1,421,443,946	1,317,994,836	1,421,807,507

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,432,439	$1,812,729
Restricted cash	22	50,992
Accounts receivable, net	88,674	55,992
Receivables from affiliated companies	747	630
Inventories	26,663	26,416
Prepaid expenses and other current assets	127,839	119,410
Assets held for sale	7,706	8,503

Total current assets	1,684,090	2,074,672

Property and equipment, net (3)	5,769,504	5,870,905
Intangible assets, net (3) (4)	349,921	43,610
Goodwill	81,301	81,606
Long-term prepayments, deposits and other assets	143,354	159,697
Receivables from an affiliated company	—	216,333
Restricted cash	124,655	124,736
Deferred tax assets, net	794	638
Operating lease right-of-use assets	69,656	58,715
Land use rights, net	657,044	670,872

Total assets	$8,880,319	$9,301,784

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$11,091	$6,730
Accrued expenses and other current liabilities (3) (4)	980,192	809,305
Income tax payable	9,428	11,610
Operating lease liabilities, current	18,965	12,761
Finance lease liabilities, current	35,437	34,959
Current portion of long-term debt, net	100,000	322,500
Payables to affiliated companies	369	761

Total current liabilities	1,155,482	1,198,626

Long-term debt, net	7,767,281	8,090,008
Other long-term liabilities (3) (4)	288,643	33,712
Deferred tax liabilities, net	37,782	39,677
Operating lease liabilities, non-current	58,949	55,832
Finance lease liabilities, non-current	194,758	198,291

Total liabilities	$9,502,895	$9,616,146

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets - continued

(In thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)
Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,445,052,143 shares issued; 1,311,270,775 and 1,335,307,327 shares outstanding, respectively	$14,047	$14,451
Treasury shares, at cost; 93,408,292 and 109,744,816 shares, respectively	(255,068)	(241,750)
Additional paid-in capital	3,093,057	3,218,895
Accumulated other comprehensive losses	(122,612)	(111,969)
Accumulated losses	(3,834,681)	(3,729,952)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,105,257)	(850,325)
Noncontrolling interests	482,681	535,963

Total deficit	(622,576)	(314,362)

Total liabilities and deficit	$8,880,319	$9,301,784

(3)

On December 16, 2022, the Macau government awarded a ten-year concession to operate games of fortune and chance in casinos in Macau (the “Concession”) to Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco. The term of the Concession commenced on January 1, 2023 and ends on December 31, 2032 and Melco Resorts Macau is authorized to operate the Altira Casino, the City of Dreams Casino and the Studio City Casino as well as the Grand Dragon Casino and the Mocha Clubs. Under the Concession, Melco Resorts Macau is obligated to pay the Macau government a fixed annual premium of Macau Patacas (“MOP”) 30,000 (equivalent to $3,716) plus a variable annual premium calculated in accordance with the number and type of gaming tables (subject to a minimum of 500 tables) and electronic gaming machines (subject to a minimum of 1,000 machines) operated by Melco Resorts Macau. The variable annual premium is MOP300 (equivalent to $37) for each gaming table reserved exclusively to certain kinds of games or players, MOP150 (equivalent to $19) for each gaming table not so exclusively reserved and MOP1 (equivalent to $0.1) for each electronic gaming machine.

On December 30, 2022, in accordance with the obligations under the letters of undertakings dated June 23, 2022, Melco Resorts Macau and certain subsidiaries of Melco, which hold the land lease rights for the properties on which the Altira Casino, City of Dreams Casino and Studio City Casino are located, executed a public deed pursuant to which the gaming and gaming support areas comprising the Altira Casino, City of Dreams Casino and Studio City Casino with an area of 17,128.8 square meters, 31,227.3 square meters and 28,784.3 square meters, respectively, and related gaming equipment and utensils (collectively as referred to the “Reversion Assets”), reverted to the Macau government, without compensation and free and clear from any charges or encumbrances, at the expiration of the previous subconcession in accordance with the Macau gaming law. The Reversion Assets that reverted to the Macau government at the expiration of the previous subconcession are owned by the Macau government. Under the terms of the Macau gaming law and the Concession, effective as of January 1, 2023, the Reversion Assets have been transferred by the Macau government to Melco Resorts Macau for use in its operations during the Concession for a fee of MOP0.75 (equivalent to $0.09) per square meter of the casino for years 1 to 3 of the Concession, subject to a consumer price index increase in years 2 and 3 of the Concession and such fee will increase to MOP2.5 (equivalent to $0.3) per square meter of the casino for years 4 to 10 of the Concession, subject to a consumer price index increase in years 5 to 10 of the Concession (the “Fee”). As Melco Resorts Macau will continue to operate the Reversion Assets in the same manner as under the previous subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Company will continue to recognize these Reversion Assets as property and equipment over their remaining estimated useful lives.

On January 1, 2023, the Company recognized an intangible asset and financial liability of $239,588, representing the right to operate the Reversion Assets, the right to conduct games of fortunes and chance in Macau and the unconditional obligation to make payments under the Concession. This intangible asset comprises the contractually obligated annual payments of fixed premium and variable premiums, as well as the Fee without considering the consumer price index under the Concession. The contractually obligated annual variable premium payments associated with the intangible asset was determined using the total number of gaming tables and the total number of electronic gaming machines that Melco Resorts Macau is currently approved to operate by the Macau government. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the period of the Concession, being 10 years.

(4)

On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to an affiliate of Melco in Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and, up until completion and opening of the integrated casino resort, a temporary casino facility) and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary is obligated to pay the Cyprus government an annual license fee for the integrated casino resort (and prior to opening of the integrated casino resort, the temporary casino) and any operating satellite casinos. The Cyprus License required the integrated casino resort to open by the extended deadline on June 30, 2023 as approved by the Cyprus government (the “Cyprus License Requirement”), failing which the Cyprus government would have been entitled to terminate the Cyprus License.

On June 28, 2023, upon fulfillment of the Cyprus License Requirement, the Company recognized an intangible asset of $73,928 and financial liability of $73,059, representing the right under the Cyprus License and the unconditional obligation to pay i) a minimum annual license fee for City of Dreams Mediterranean of Euros (“EUR”) 5,000 (equivalent to $5,433) per year; and ii) an aggregate annual license fee for three operating satellite casinos of EUR2,000 (equivalent to $2,173), during the term of the Cyprus License from June 28, 2023. In the accompanying condensed consolidated balance sheet, the noncurrent portion of the financial liability of the Cyprus License is included in “Other long-term liabilities” and the current portion is included in “Accrued expenses and other current liabilities”. The intangible asset is being amortized on a straight-line basis over the remaining period of the Cyprus License until June 2047.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(23,441)	$(251,459)	$(104,729)	$(434,743)
Pre-opening costs	17,148	3,247	30,260	5,602
Property charges and other	4,445	10,298	15,887	18,899
Income tax impact on adjustments	(276)	(388)	(584)	(388)
Noncontrolling interests impact on adjustments	(5,522)	(1,340)	(10,108)	(3,506)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(7,646)	$(239,642)	$(69,274)	$(414,136)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.006)	$(0.169)	$(0.053)	$(0.291)

Diluted	$(0.006)	$(0.169)	$(0.053)	$(0.292)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.018)	$(0.506)	$(0.158)	$(0.874)

Diluted	$(0.018)	$(0.506)	$(0.158)	$(0.875)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,310,358,237	1,421,443,946	1,317,994,836	1,421,807,507

Diluted	1,310,358,237	1,421,443,946	1,317,994,836	1,421,807,507

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended June 30, 2023
	Altira Macau	Mocha and Other (5)	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other(6)	Corporate and Other	Total
Operating (loss) income	$(2,012)	$5,552	$95,582	$(10,905)	$23,731	$(8,848)	$(38,815)	$64,285
Payments to the Philippine Parties	—	—	—	—	9,311	—	—	9,311
Land rent to Belle Corporation	—	—	—	—	476	—	—	476
Pre-opening costs	—	—	—	4,721	—	12,427	—	17,148
Depreciation and amortization	5,988	1,083	60,514	46,753	13,156	3,112	5,923	136,529
Share-based compensation	118	46	1,340	368	285	205	6,499	8,861
Property charges and other	203	30	3,806	197	3	14	192	4,445

Adjusted EBITDA	4,297	6,711	161,242	41,134	46,962	6,910	(26,201)	241,055
Corporate and Other expenses	—	—	—	—	—	—	26,201	26,201

Adjusted Property EBITDA	$4,297	$6,711	$161,242	$41,134	$46,962	$6,910	$—	$267,256

	Three Months Ended June 30, 2022
	Altira Macau	Mocha and Other (5)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(17,024)	$1,077	$(92,834)	$(66,595)	$20,930	$1,047	$(55,779)	$(209,178)
Payments to the Philippine Parties	—	—	—	—	11,246	—	—	11,246
Land rent to Belle Corporation	—	—	—	—	638	—	—	638
Pre-opening costs	—	—	—	536	—	2,711	—	3,247
Depreciation and amortization	5,402	1,261	59,917	33,623	15,644	1,557	19,322	136,726
Share-based compensation	346	125	4,492	999	431	258	10,257	16,908
Property charges and other	26	8	(112)	358	120	4	9,894	10,298

Adjusted EBITDA	(11,250)	2,471	(28,537)	(31,079)	49,009	5,577	(16,306)	(30,115)
Corporate and Other expenses	—	—	—	—	—	—	16,306	16,306

Adjusted Property EBITDA	$(11,250)	$2,471	$(28,537)	$(31,079)	$49,009	$5,577	$—	$(13,809)

(5)

Effective from June 27, 2022, the Grand Dragon Casino, which focuses on mass market table games and was previously reported under the Corporate and Other segment, has been included in the Mocha and Other segment

(6)

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Six Months Ended June 30, 2023
	Altira Macau	Mocha and Other (5)	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other(6)	Corporate and Other	Total
Operating (loss) income	$(10,230)	$12,116	$115,208	$(30,360)	$58,450	$(9,428)	$(71,116)	$64,640
Payments to the Philippine Parties	—	—	—	—	22,659	—	—	22,659
Land rent to Belle Corporation	—	—	—	—	962	—	—	962
Pre-opening costs	—	—	—	9,784	—	20,476	—	30,260
Depreciation and amortization	11,917	2,160	121,886	81,121	25,625	4,296	10,983	257,988
Share-based compensation	61	83	4,157	691	578	231	13,872	19,673
Property charges and other	511	30	14,918	487	(400)	17	324	15,887

Adjusted EBITDA	2,259	14,389	256,169	61,723	107,874	15,592	(45,937)	412,069
Corporate and Other expenses	—	—	—	—	—	—	45,937	45,937

Adjusted Property EBITDA	$2,259	$14,389	$256,169	$61,723	$107,874	$15,592	$—	$458,006

	Six Months Ended June 30, 2022
	Altira Macau	Mocha and Other (5)	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(32,745)	$4,117	$(116,028)	$(121,851)	$29,096	$(2,313)	$(105,351)	$(345,075)
Payments to the Philippine Parties	—	—	—	—	18,461	—	—	18,461
Land rent to Belle Corporation	—	—	—	—	1,296	—	—	1,296
Pre-opening costs	—	—	—	813	—	4,789	—	5,602
Depreciation and amortization	10,835	2,508	120,124	67,428	31,970	3,486	41,667	278,018
Share-based compensation	709	243	8,288	1,804	968	511	21,356	33,879
Property charges and other	599	(45)	3,502	3,424	214	4	11,201	18,899

Adjusted EBITDA	(20,602)	6,823	15,886	(48,382)	82,005	6,477	(31,127)	11,080
Corporate and Other expenses	—	—	—	—	—	—	31,127	31,127

Adjusted Property EBITDA	$(20,602)	$6,823	$15,886	$(48,382)	$82,005	$6,477	$—	$42,207

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Net loss attributable to Melco Resorts & Entertainment Limited	$(23,441)	$(251,459)	$(104,729)	$(434,743)
Net loss attributable to noncontrolling interests	(27,703)	(43,213)	(47,076)	(81,773)

Net loss	(51,144)	(294,672)	(151,805)	(516,516)
Income tax (benefit) expense	(1,075)	617	(3,316)	2,590
Interest and other non-operating expenses, net	116,504	84,877	219,761	168,851
Depreciation and amortization	136,529	136,726	257,988	278,018
Property charges and other	4,445	10,298	15,887	18,899
Share-based compensation	8,861	16,908	19,673	33,879
Pre-opening costs	17,148	3,247	30,260	5,602
Land rent to Belle Corporation	476	638	962	1,296
Payments to the Philippine Parties	9,311	11,246	22,659	18,461

Adjusted EBITDA	241,055	(30,115)	412,069	11,080
Corporate and Other expenses	26,201	16,306	45,937	31,127

Adjusted Property EBITDA	$267,256	$(13,809)	$458,006	$42,207

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
Room Statistics(7):
Altira Macau
Average daily rate (8)	$145	$93	$135	$100
Occupancy per available room	88%	36%	80%	41%
Revenue per available room (9)	$127	$33	$107	$41

City of Dreams
Average daily rate (8)	$205	$201	$208	$207
Occupancy per available room	85%	20%	79%	30%
Revenue per available room (9)	$174	$41	$164	$63

Studio City
Average daily rate (8)	$153	$103	$134	$117
Occupancy per available room	91%	24%	85%	28%
Revenue per available room (9)	$140	$24	$114	$33

City of Dreams Manila
Average daily rate (8)	$181	$184	$183	$187
Occupancy per available room	97%	95%	96%	93%
Revenue per available room (9)	$175	$175	$176	$175

City of Dreams Mediterranean and Other(6)
Average daily rate (8)	$336	N/A	$336	N/A
Occupancy per available room	56%	N/A	56%	N/A
Revenue per available room (9)	$188	N/A	$188	N/A

Other Information(10):
Altira Macau
Average number of table games	44	92	45	95
Average number of gaming machines	148	141	153	136
Table games win per unit per day (11)	$7,028	$614	$5,991	$980
Gaming machines win per unit per day (12)	$200	$134	$195	$153

Mocha and Other(5)
Average number of table games	17	25	16	25
Average number of gaming machines	866	965	875	948
Table games win per unit per day (11)	$4,943	$1,187	$4,823	$1,187
Gaming machines win per unit per day (12)	$290	$193	$298	$222

City of Dreams
Average number of table games	430	443	430	451
Average number of gaming machines	632	695	637	690
Table games win per unit per day (11)	$14,375	$2,192	$12,018	$4,329
Gaming machines win per unit per day (12)	$370	$91	$408	$151

Studio City
Average number of table games	246	277	246	277
Average number of gaming machines	662	717	670	715
Table games win per unit per day (11)	$8,683	$1,172	$7,289	$1,944
Gaming machines win per unit per day (12)	$333	$78	$302	$94

City of Dreams Manila
Average number of table games	266	280	267	287
Average number of gaming machines	2,299	2,283	2,297	2,266
Table games win per unit per day (11)	$3,189	$2,909	$3,476	$2,291
Gaming machines win per unit per day (12)	$230	$235	$242	$232

City of Dreams Mediterranean and Other(6)
Average number of table games	41	35	38	35
Average number of gaming machines	479	456	463	456
Table games win per unit per day (11)	$2,782	$1,919	$2,865	$1,651
Gaming machines win per unit per day (12)	$461	$383	$466	$338

(7)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(8)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(9)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(10)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(11)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(12)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis